 

SECU **06004296** .SSION

Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/11/06

SEC FILE NUMBER

8- 51899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    ACA/Prudent Investors Planning Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    239 Route 22 East   Third Floor

(No. and Street)

    Green Brook,   New Jersey   08812

    (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Alan C. Achtel   **732-926-1100**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Luisi & Luisi CPA's, PC

(Name – *if individual, state last, first, middle name*)

    660 Tennent Road   Suite 206   Manalapan,   New Jersey   07726

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 4 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

4/13/06

OATH OR AFFIRMATION

I, __Alan C. Achtel__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ACA/Prudent Investors Planning Corporation__ , as of __December 31,__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__--no exceptions--__

ROBYN ACHTEL
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JAN. 6, 2009

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

ACA/PRUDENT INVESTORS PLANNING CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS
660 TENNENT ROAD • SUITE 206
MANALAPAN, NJ 07726
TEL: (732) 617-7235   FAX: (732) 617-7237

Board of Directors
ACA/PRUDENT INVESTORS PLANNING CORPORATION
Green Brook, New Jersey

We have audited the accompanying balance sheet of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2005, and the related statements of operations, shareholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACA/PRUDENT INVESTORS PLANNING CORPORATION as of December 31, 2005, and the results of its operations and its cash flows and its equity for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented at the end of the financial statements is for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In addition, we have also issued a report dated February 5, 2006 on our consideration of ACA/PRUDENT INVESTORS PLANNING CORPORATION'S internal control structure based on the audit of the financial statements.

Anna Luisi CPA
Luisi & Luisi CPAs, P.C.

February 1, 2006

1

ACA/PRUDENT INVESTORS PLANNING CORPORATION

BALANCE SHEET

AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	139,450
Accounts Receivable		71,541
Prepaid Expenses		8,396
Total Current Assets		219,387

FURNITURE & OFFICE EQUIPMENT(net of accumulated depreciation of $5,055)	10,992

OTHER ASSETS

Security Deposits	4,830
Total Assets	$ 235,209

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable and Accrued Expenses	$	25,422

SHAREHOLDER'S EQUITY

Common Stock	100
Paid in Capital	109,900
Retained Earnings	99,787
Total Shareholder's Equity	209,787
Total Liabilities and Shareholder's Equity	$ 235,209

See auditors' report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	$ 994,082
OPERATING EXPENSES	
Wages	363,371
Payroll Taxes	22,177
Automobile	5,120
Corporate Business Taxes	7,406
Dues & Subscriptions	1,149
Depreciation	2,341
Employee Retirement Plan	34,660
Insurance	2,004
Office Supplies & Computer Expenses	2,063
Postage & Delivery	2,350
Cleaning & Maintenance	1,080
Professional Fees	4,325
Registration Fees-Insurance	1,082
Registration Fees-Securities	6,478
Rent	29,667
Soliciting Costs	12,038
Telephone	4,578
Utilities	1,738
Sundry	262
	503,889
INCOME FROM OPERATIONS	490,193

See auditors' report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, January 1, 2005	$ 100	$ 109,900	$ 87,132	$197,132
NET INCOME - 2005			490,193	490,193
DISTRIBUTION TO SHAREHOLDER			(477,538)	(477,538)
BALANCE, December 31, 2005	$ 100	$ 109,900	$ 99,787	$209,787

See Auditors' Report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 490,193
Depreciation	2,341

Adjustments To Reconcile Net Income To Net Cash
  Provided By Operating Activities:

Changes in Assets & Liabilities:

Accounts Receivable	(24,473)
Prepaid Expenses	(8,396)
Accounts Payable & Accrued Expenses	(3,129)
Net Cash Provided By Operating Activities	456,536

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Furniture & Office Equipment	(3,275)
Distribution To Shareholder	(477,538)
Net Cash Used In Investing Activities	(480,813)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(24,277)
CASH AND CASH EQUIVALENTS, beginning of year	163,727
CASH AND CASH EQUIVALENTS, end of year	$ 139,450

See auditors' report and accompanying notes to financial statements.

ACA/PRUDENT INVESTORS PLANNING CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: ACA/Prudent Investors Planning Corporation is a securities brokerage firm and is a member of the National Association of Securities Dealers.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

Income Taxes: The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal income tax on the taxable income.

Furniture & Office Equipment: Property and office equipment are stated at cost. Depreciation is computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives.

NOTE 2   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Rule 15c-3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of the aggregate indebtedness, as defined. Net capital and aggregate indebtedness, change from day-to-day, but as of December 31, 2005, the Company had net capital of which exceeded its requirements by $130,184.

NOTE 3   PENSION PLANS

The Company maintains a defined contribution pension plan for employees that have met certain employment requirements. Contributions to the plan are discretionary and the amount of future contributions is not certain. Employee pension expense for 2005 was $21,374.

The Company also maintain a deferred compensation 401(k) plan for qualifying employees and accrues a limited matching contribution to the plan based upon the level of individual employee contributions, up to 4% of the employees qualifying salary. Compensation deferral plan contributions expense for 2005 was $13,286.

NOTE 4 OPERATING LEASES

The Company leases office space in Green Brook, NJ. The lease agreement began in May 2003 and the total expense for this location for 2005 was $29,667. The lease commitment is for 5 years with an option to renew for an additional three years under various options.

Future minimum lease payments under the lease agreement for the years ending December 31, are as follows:

2006	$29,400
2007	29,580
2008	9,880
Total	$68,860

SUPLEMENTAL INFORMATION

ACA/PRUDENT INVESTORS PLANNING CORPORATION

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
AS AT DECEMBER 31, 2005

Stockholder's Capital	$	209,787
Less Non-Allowable Assets:		
Commissions Receivable		(50,385)
Prepaid Expenses		(8,396)
Furniture & Office Equipment(net of accumulated depreciation)		(10,992)
Security Deposits		(4,830)
Net Capital		135,184

Net Capital Requirement (1/15 of aggregate indebtedness or
    $5,000 Minimum Net Dollar Requirement, whichever
    Is Greater)
		5,000

Net Capital In Excess of Required Amount	$	130,184
Ratio of Aggregate Indebtedness To Net Capital		**0.195**

See Independent Auditors' Report.

LUISI & LUISI CPAs, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
660 TENNENT ROAD- SUITE 206
MANALAPAN, NEW JERSEY 07726
TEL: (732) 617-7235 • FAX: (732) 617-7237

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

February 6, 2006

ACA/Prudent Investors Planning Corporation
239 Route 22 East
Green Brook, NJ 08812

Gentlemen:

In planning and performing our audit of the financial statements of ACA/Prudent
Investors Planning Corporation for the year ended December 31, 2005, we considered its
internal control structure, in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance on the
internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I
have made a study of the practices and procedures (including tests of compliance with
such practices and procedures) followed by ACA/Prudent Investors Planning Corporation
that I considered relevant to the objectives stated in Rule 17a-5(g).(i) in making the
periodic computations of aggregate indebtedness and net capital under Rule 17a-3(s) (ii).
We did not review the practices and procedures followed by the Company in complying
with the requirements for prompt payment for securities under Section 8 (b) of Regulation
T of the Board of Governors of the Federal Reserve System because the Company does
not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgements by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to

9

achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

Luisi & Luisi CPAs, P.C.

See Independent Auditor's Report.